Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
June 14, 2012
NEWS RELEASE

HELIX BIOPHARMA CORP. ANNOUNCES Q3 2012 RESULTS AND ACTIONS TAKEN BY ITS NEW BOARD

(Aurora, Ontario) – Helix BioPharma Corp. (TSX, NYSE MKT, FSE: “HBP”), a biopharmaceutical company developing drug candidates for the prevention and treatment of cancer, announced its financial results and research and development update for the quarter ended April 30, 2012 and actions taken by its reconstituted Board of Directors (the “New Board”).

HIGHLIGHTS

  Loss of $2,868,000 ($0.04 per common share) for the three month period ended April 30, 2012, relatively unchanged from $2,883,000 a year ago.

  Loss of $15,568,000 ($0.23 per common share) for the nine month period ended April 30, 2012, up $6,780,000 (or 77%) from a year ago as a result of substantially higher expenses incurred in the second quarter in connection with the annual general meeting, special committee of independent directors and settlement agreement.

  Cash used in operating activities for the three month period ended April 30, 2012 totaled $6,002,000 compared to $2,658,000 in the same quarter a year ago. Cash used in operating activities for the nine month period ended April 30, 2012 totaled $13,086,000 compared to $6,615,000 last year.

  At April 30, 2012, the Company had cash and cash equivalents totaling $5,867,000.

ACTIONS TAKEN BY NEW BOARD

The Board of Directors of Helix was reconstituted on March 16, 2012 by the resignation and replacement of four of the six members with four of the five persons nominated by a group of concerned shareholders who led a dissident proxy solicitation at the Company’s annual meeting of shareholders held on January 30, 2012 (“AGM”). The New Board is committed instigating change at the Company and has:

➢

Invited Professor Sławomir Majewski, the Head of the Department of Dermatology and Venereology and Deputy Rector for Science and International Relations at the Medical University of Warsaw, Coordinator of the Polish Center of Preclinical Studies and Technology and a member of the scientific advisory board at the Polish Ministry of Health, to join the New Board as an observer to provide input and guidance.

➢	Appointed William White, Helix’s Chairman of the Board, as interim Chief Executive Officer to replace Dr. Donald Segal who resigned at the request of the New Board.

➢	Commenced a search, internally and externally, for a permanent CEO.

➢	Engaged FK Partner to conduct a detailed and independent review of the Company’s operations and current financial situation.

➢

Approved the initiation of Helix’s planned Polish Phase I/II clinical trial of its lung cancer drug candidate L-DOS47 according to the approved protocol beginning with the monotherapy arm. Clinical site initiation and patient recruitment activities in the Phase I/II clinical safety, tolerability and preliminary efficacy study of L-DOS47 have commenced in Poland.

➢	Reduced the number of staff by a total of eight employees, six in the Saskatoon laboratory and two in Aurora.

➢

Received an order of the court approving the settlement of all proceedings relating to the annual meeting of shareholders held on January 30, 2012, confirming the composition of the New Board and that Helix’s next annual general meeting of shareholders will not be held prior to January 15, 2013.

➢

Received approval from the German regulatory authority, the Federal Institute for Drugs and Medical Devices (Bundesinstitut für Arzneimittel und Medizinprodukte, or “BfArM”), of Helix’s clinical trial application for a European Phase III efficacy trial of Topical Interferon Alpha-2b in patients with low-grade cervical lesions. However, Helix will require additional funding, a strategic partner and interferon alpha-2b raw material support in order to commence any such clinical trial.

➢	Replaced Helix’s legal counsel with Osler, Hoskin & Harcourt LLP, who had acted as counsel to the concerned shareholders in the dissident solicitation.

➢

Retained the services of ACM Alpha Consulting Management Ltd. to identify potential investors in Europe and provide investor relations and consulting services in Europe and terminated the agreement for investor relations services with Vista Partners LLC.

RESULTS FROM OPERATIONS
Three and nine month periods ended April 30, 2012 compared to the same period in the previous year

Loss for the Period
The Company recorded a loss of $2,868,000 and $15,568,000, respectively, for the three and nine month periods ended April 30, 2012 for a loss per common share of $0.04 and $0.23, respectively. In the comparative three and nine month periods ended April 30, 2011, the Company recorded a loss of $2,883,000 and $8,788,000, for a loss per common share of $0.05 and $0.14, respectively. The higher loss incurred in the three and nine month periods ended April 30, 2012 compared to the same periods in the previous year was due to substantially higher expenses incurred in the second quarter of this fiscal year in connection with the AGM, special committee of independent directors and settlement agreement.

Revenues
Revenues totaled $1,004,000 and $3,152,000, respectively, for the three and nine month periods ended April 30, 2012 and represent a decrease of $85,000 (7.8%) and $330,000 (9.5%) when compared to the three and nine month periods ended April 30, 2011.

Product revenues totaled $1,004,000 and $3,152,000, respectively, for the three and nine month periods ended April 30, 2012 and represent a decrease of $85,000 (7.8%) and $204,000 (6.1%) when compared to the three and nine month periods ended April 30, 2011. With the exception of the combined revenues of MonoviscTM and Orthovisc®, product revenues were lower across all other products, with Klean-PrepTM representing the largest decrease in both the three and nine month period ended April 30, 2012 and 2011 due to increased competition.

License fees and royalties totaled $nil for both the three and nine month periods ended April 30, 2012 and represent a decrease of $nil and $126,000 when compared to the three and nine month periods ended April 30, 2011. License fees and royalty revenues are comprised solely of royalties related to sales of Klean-Prep® outside of Canada. On December 1, 2010, the Company entered into an agreement to assign certain international Klean-Prep® rights to Helsinn Birex Pharmaceuticals Ltd. As a result, Helix no longer earns royalty revenue associated with Klean-PrepTM. The Company currently does not have any other arrangements in place generating license fees or royalties.

Cost of sales and margins
Cost of sales totaled $397,000 and $1,266,000, respectively, for the three and nine month periods ended April 30, 2012 (three and nine month periods ended April 30, 2011 were $436,000 and $1,226,000, respectively). As a percentage of product revenues, cost of sales were 39.5% and 40.2% for the three and nine month periods ended April 30, 2012 (three and nine month periods ended April 30, 2011 were 40.0% and 36.5%, respectively). The lower cost of sales as a percent of product revenue in fiscal 2011 was primarily due to goods sold through in the first and second quarter of fiscal 2011 with a cost base of zero.

Research & development
Research and development costs for the three and nine month periods ended April 30, 2012 totalled $2,138,000 and $6,480,000, respectively (three and nine month periods ended April 30, 2011 were $1,954,000 and $7,274,000, respectively).

Topical Interferon Alpha-2b research and development expenses for the three and nine month periods ended April 30, 2012 totalled $674,000 and $2,537,000, respectively (three and nine month periods ended April 30, 2011 were $771,000 and $2,947,000, respectively). The Company’s research and development expenditures associated with Topical Interferon Alpha-2b for the current quarter have been limited and mainly reflect overhead costs associated with supporting the program. Subsequent to the Company’s quarter ended April 30, 2012, the Company initiated a downsizing of the staff in the Saskatoon laboratory and in addition postponed the completion of work necessary to resolve the United Kingdom’s Medicines and Healthcare Regulatory Authority’s (“MHRA”) approval conditions. Although the Company’s clinical trial application for a European Phase III efficacy trial of Topical Interferon Alpha-2b in patients with low-grade cervical lesions have been approved by the German regulatory authority, BfArM, and conditionally approved by the United Kingdom’s MHRA, the Company will require additional funding, a strategic partner and interferon alpha-2b raw material support in order to commence any such clinical trial.

DOS47 research and development costs for the three and nine month periods ended April 30, 2012 totalled $1,464,000 and $3,943,000, respectively (three and nine month periods ended April 30, 2011 were $1,183,000 and $4,327,000, respectively). The L-DOS47 research and development expenditures reflect expenditures associated with the preparation for commencement of a Polish Phase I/II clinical study and a U.S. Phase I clinical study with L-DOS47. On May 14, 2012 the Company announced the commencement of clinical site initiations and patient recruitment activities of its Polish Phase I/II clinical study in Poland. The Company planned to commence the L-DOS47 U.S. Phase I study in the fiscal 2012 year, but given the Company’s limited cash resources, has postponed the commencement of this study pending the results of its Polish Phase I/II study with L-DOS47.

As a result of the IFRS transition, included in research and development costs for the three and nine month periods ended April 30, 2012 is stock based compensation expense of $72,000 and $612,000 (compared to $125,000 and $634,000 a year ago).

Operating, general & administration
Operating, general and administration expenses for the three and nine month periods ended April 30, 2012 totaled $1,059,000 and $3,702,000, respectively (three and nine month periods ended April 30, 2011 were $1,320,000 and $4,019,000, respectively). The lower expenses for the three and nine month periods can be attributed to expenses incurred in fiscal 2011 in relation to the Company’s listing on the NYSE Amex stock exchange, a one-time positive fiscal 2012 income adjustment for a reduction in vacation pay liability, and lower investor relations expense.

As a result of the IFRS transition, included in operating, general and administration expenses for the three and nine month periods ended April 30, 2012 is stock based compensation expense of $167,000 and $780,000 (compared to $127,000 and $700,000 a year ago).

Sales and marketing
Sales and marketing expenses for the three and nine month periods ended April 30, 2012 totaled $239,000 and $841,000, respectively (three and nine month periods ended April 30, 2011 were $270,000 and $880,000, respectively).

As a result of the IFRS transition, included in sales and marketing expenses for the three and nine month periods ended April 30, 2012 is stock based compensation expense of $nil and $75,000 (compared to $13,000 and $72,000 a year ago).

Special committee and settlement agreement
For the three and nine month periods ended April 30, 2012, the Company incurred expenses in connection with the special committee of independent directors (“Special Committee”) appointed to advise the Board with respect to the contested AGM and certain matters raised by certain shareholders who participated in private placements by the Company in Europe and in connection with a settlement agreement dated March 14, 2012 (“Settlement Agreement”) relating to the contested AGM and other matters of $25,000 and $6,430,000, respectively (three and nine month periods ended April 30, 2011 were $nil and $nil, respectively). The expense amount included in the Company’s condensed unaudited interim consolidated financial statements for the three and nine month periods ended April 30, 2012 and 2011 includes actual expenditures incurred by the Company and the respondents to the legal actions relating to the settled matters and the Settlement Agreement, in addition to a provision for future expenditures which the Company deems likely to be paid out and for which costs could be reasonably estimated. Any additional expenditure associated with the Special Committee and Settlement Agreement will be expensed in future quarters. During the quarter, the Company placed their Director and Officers’ insurance underwriter on notice of certain claims as well as reporting facts and circumstances that could possibly give rise to a recovery of some of the amounts expensed.

Foreign exchange gain/loss
Foreign exchange for the three and nine month periods ended April 30, 2012 reflects losses of $29,000 and $95,000, respectively (three and nine month periods ended April 30, 2011 reflect losses of $37,000 and $10,000, respectively). Foreign exchange gains and losses result mainly from the sales and purchases that are denominated in currencies other than functional currencies. In addition, they can arise from purchase transactions, as well as recognized monetary financial assets and liabilities denominated in foreign currencies.

Interest income
Interest income for the three and nine month periods ended April 30, 2012 totaled $15,000 and $94,000, respectively (three and nine month periods ended April 30, 2011 were $45,000 and $139,000, respectively). The decrease in interest income in fiscal 2012 reflects lower cash balances.

Income taxes
As a result of operating losses during the year to date, income tax expense for the three and nine month periods ended April 30, 2012 totaled $nil and $nil, respectively (three and nine month periods ended April 30, 2011 were $nil and $336,000, respectively). Fiscal 2011 income taxes were attributable to the Company’s operations in Ireland and represent the tax on the gain on sale of a license.

CASH FLOW

Operating activities
Cash used in operating activities for the three and nine month periods ended April 30, 2012 totaled $6,002,000 and $13,086,000, respectively, including a net loss of $2,868,000 and $15,568,000, respectively. Cash used in operating activities for the three and nine month periods ended April 30, 2011 totaled $2,658,000 and $6,615,000, respectively, including a net loss of $2,883,000 and $8,788,000, respectively.

Significant adjustments for the three and nine month periods ended April 30, 2012 include amortization of capital assets of $176,000 and $524,000, respectively (2011 – $103,000 and $315,000), deferred lease credits of $(6,000) and $(19,000) (2011 – $(6,000) and $(18,000)), stock-based compensation of $239,000 and $1,467,000, respectively (2011 – $265,000 and $1,406,000), foreign exchange loss of $29,000 and $95,000, respectively (2011 – loss of $(37,000) and $(10,000), respectively) and changes in non-cash working capital balances related to operations of $(3,572,000) and $354,000 (2011 – $(174,000) and $460,000).

Financing activities
Financing activities for the three and nine month periods ended April 30, 2012 totaled $nil and $43,000, respectively (three and nine month periods ended April 30, 2011 were $5,962,000 and $15,423,000, respectively). Financing activities in fiscal 2012 reflect the exercise of stock options while fiscal 2011 reflects the net proceeds of $15,393,000 from two private placements as well as $30,000 in proceeds from the exercise of stock options.

Investing activities
Use of cash in investing activities for the three and nine month periods ended April 30, 2012 totaled $21,000 and $39,000, respectively (three and nine month periods ended April 30, 2011 were $33,000 and $113,000, respectively) and represents capital acquisitions in both fiscal periods.

LIQUIDITY AND CAPITAL RESOURCES

The Company finances its operations from public and private sales of equity, proceeds received upon the exercise of warrants and stock options, and, to a lesser extent, from interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs, as well as economic conditions relating to the state of the capital markets generally.

At April 30, 2012, the Company had cash and cash equivalents totaling $5,867,000 (July 31, 2011 – $19,044,000). The total number of common shares issued as at April 30, 2012 was 67,221,877 (July 31, 2011 – 67,164,934).

The Company’s cash resources have been severely impacted by the costs incurred in connection with the AGM, Special Committee and Settlement Agreement. As a result, the Company’s cash position of $5,735,000 as at May 31, 2012 is insufficient to meet anticipated cash needs for working capital and capital expenditures through the next twelve months. The Company concluded that commencing the monotherapy arm of the Company’s Polish Phase I/II clinical study for L-DOS47 was a priority and announced commencement of clinical site initiations and patent recruitment activities for this study on May 14, 2102. However, the Company also initiated various cost-cutting and cost-deferral measures, and is considering further measures, in order to extend the Company’s cash resources, permitting it more time to seek additional financing. The Company currently believes that in light of its current commitments, its current cash resources may not be sufficient to continue operations beyond January 2013.

Securing additional financing is of utmost priority to the Company. However, there is no assurance that additional financing can be obtained in a timely manner or at all.

Equity financing has historically been Helix’s primary source of funding, however, the market for equity financings for companies such as Helix is challenging, and especially in the current economic environment. While the Company has been able to raise equity financing in recent years, there can be no assurance that additional funding by way of equity financing will continue to be available. Any additional equity financing, if secured, would result in dilution to the existing shareholders, which may be significant. The Company may also seek additional funding from or through other sources, including technology licensing, co-development collaborations, mergers and acquisitions, joint ventures, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products or result in significant dilution to existing shareholders. There can be no assurance, however, that any alternative sources of funding will be available. The failure of the Company to obtain additional financing on a timely basis may result in the Company reducing, delaying or cancelling one or more of its planned research, development and/or marketing programs, including clinical trials, reducing overhead, or monetizing non-core assets, any of which could impair the current and future value of the business or cause the Company to consider ceasing operations and undergoing liquidation.

Given the Company’s conclusion about the insufficiency of its cash reserves, significant doubt may be cast about the Company’s ability to continue operating as a going concern. The continuation of the Company as a going concern for the foreseeable future depends mainly on raising sufficient capital, and in the interim, reducing, where possible, operating expenses (including making changes to the Company’s research and development plans), including the delay of one or more of Helix’s research and development programs, reducing overhead and the possible disposition of assets.

Summary

The Company’s condensed unaudited interim consolidated statement of net loss and comprehensive loss for the three and nine month periods ending April 30, 2012 and 2011 and the condensed unaudited interim consolidated statement of cash flows for the three and nine month periods ending April 30, 2012 and 2011 are summarized below:

Consolidated Statementsof Net Loss and Comprehensive Loss					Consolidated Statements of Cash Flows (thousand $)
For the three and nine month periods ended April 30, 2012 and 2011					For the three and nine month periods ended April 30, 2012 and 2011 thousand $, except for per share data
	Three months		Nine months			Three months		Nine months
	ended April 30		ended April 30			ended April 30		ended April 30
	2012	2011	2012	2011		2012	2011	2012	2011
Revenue:
Product revenue	1,004	1,089	3,152	3,356	Cash provided by (used in):
License fees & royalties	-	-	-	126	Loss for the period	(2,868)	(2,883)	(15,568)	(8,788)
	1,004	1,089	3,152	3,482
					Items not involving cash:
Expenses:					Amortization of capital assets	176	103	524	315
Cost of sales	397	436	1,266	1,226	Deferred lease credit	(6)	(6)	(19)	(18)
Research and development	2,138	1,954	6,480	7,274	Stock-based compensation	239	265	1,467	1,406
Operating, general and admin	1,059	1,320	3,702	4,019	Stock-based consideration	-	-	61	-
Sales and marketing	239	270	841	880	Foreign exchange loss (gain)	29	37	95	10
Special committee and settlement	25	-	6,430	-		438	399	2,128	1,713
Foreign exchange loss/(gain)	29	37	95	10
	3,887	4,017	18,814	13,409	Change in non-cash
					working capital	(3,572)	(174)	354	460
Loss before income taxes	(2,883)	(2,928)	(15,662)	(9,927)
Finance income	15	45	94	139	Operating activities	(6,002)	(2,658)	(13,086)	(6,615)
Income taxes	-	-	-	(336)
Gain on sale of license	-	-	-	1,336	Financing activities	-	5,962	43	15,423

Net loss & total comprehensive loss	(2,868)	(2,883)	(15,568)	(8,788)	Investing activities	(21)	(33)	(39)	(113)

					Effect of exchange rate changes	(29)	(37)	(95)	(10)
Loss per share:					on cash and cash equivalents
Basic & diluted	(0.04)	(0.05)	(0.23)	(0.14)
					Cash and cash equivalents:
					Increase/(decrease)	(6,052)	3,234	(13,177)	8,685
					Beginning of the period	11,919	18,576	19,044	13,125
					End of the period	5,867	21,810	5,867	21,810

The Company’s condensed unaudited interim consolidated statement of financial position as at April 30, 2012 and July 31, 2011 are summarized below:

Consolidated Statement of Financial Position (thousand $) as at:
	Apr-30	Jul-31
	2012	2011
Current assets:
Cash and cash equivalents	5,867	19,044
Accounts receivable	1,742	1,906
Inventory	456	528
Prepaid and other	126	202
	8,191	21,680
Non current assets	1,811	2,691
Total assets	10,002	24,371

Current liabilities:
Accounts payable	1,140	1,085
Accrued liabilities	692	804
Income tax payable	-	296
Deferred lease credit	25	25
	1,857	2,210
Non current liabilities	29	48
Total liabilities	1,886	2,258

Shareholders' equity	8,116	22,113
Total liabilities and shareholders' equity	10,002	24,371

The Company’s condensed unaudited interim consolidated financial statements and management’s discussion and analysis are being filed with The Canadian Securities Administrators and with the U.S. Securities and Exchange Commission and will be available at www.sedar.com and at www.sec.gov, respectively, as well as on the Company’s website at www.helixbiopharma.com. Shareholders have the ability to receive a hard copy of the Company’s unaudited condensed interim consolidated financial statements free of charge upon request.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix’s product development initiatives include its novel L-DOS47 new drug candidate and its Topical Interferon Alpha- 2b. Helix is listed on the TSX, NYSE MKT and FSE under the symbol “HBP”.

Investor Relations:
Helix BioPharma Corp.
Tel: 905 841-2300
Email: ir@helixbiopharma.com

Forward-Looking Statements and Information
This News Release contains forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of U.S. and Canadian securities laws. Forward-looking statements are statements and information that are not historical facts but instead include financial projections and estimates; statements regarding plans, goals, objectives, intentions and expectations with respect to the Company’s future business, operations, research and development, including the focus of the Company on its two drug candidates, L-DOS47 and Topical Interferon Alpha-2b (cervical lesions indication); and other information in future periods. Forward-looking statements include, without limitation, statements concerning (i) the Company’s ability to operate on a going concern being dependent mainly on obtaining additional financing; (ii) the Company’s growth and future prospects being dependent on the success of one or both of L-DOS47 and Topical Interferon Alpha-2b; (iii) the Company’s priority on L-DOS47; (iv) the Company’s development programs for Topical Interferon Alpha-2b, DOS47 and L-DOS47, including but not limited to, extension of the drug candidates to other indications and the identification and development of further tumour-targeting antibodies for DOS47; (v) the Company’s planned future Polish Phase I/II clinical trials for L-DOS47; (vi) its planned future U.S. Phase I clinical trial for L-DOS47 and European Phase III clinical trials for Topical Interferon Alpha-2b (low-grade cervical lesions), including seeking strategic partner support and obtaining regulatory approvals for such trials; (vii) the nature, design and timing of future clinical trials, and commercialization plans; (viii) future expenditures, insufficiency of the Company’s current cash resources and the need for financing and cost-cutting and/or cost-deferral measures; and (ix) future financing requirements, the seeking of additional funding and anticipated future revenue and operating losses. Forward-looking statements can further be identified by the use of forward-looking terminology such as “expects”, “plans”, “committed”, “commence”, “anticipated”, “considering”, “possible”, or the negative thereof or any other variations thereon or comparable terminology referring to future events or results, or that events or conditions “will”, “may”, “could”, “would”, or “should” occur or be achieved, or comparable terminology referring to future events or results.

Forward-looking statements are statements about the future and are inherently uncertain, and are necessarily based upon a number of estimates and assumptions that are also uncertain. Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Forward-looking statements, including financial outlooks, are intended to provide information about management’s current plans and expectations regarding future operations, including without limitation, future financing requirements, and may not be appropriate for other purposes. Certain material factors, estimates or assumptions have been applied in making forward-looking statements in this News Release, including, but not limited to, the safety and efficacy of L-DOS47 and Topical Interferon Alpha-2b (low-grade cervical lesions); that sufficient financing will be obtained in a timely manner to allow the Company to continue operations; that sufficient cost-deferral and/or cost-cutting measures will be taken; the timely provision of services and supplies, including Interferon alpha-2b raw materials, or other performance of contracts by third parties; future revenue and costs; the absence of any material changes in business strategy or plans, other than the implementation of cost-deferral and/or cost-cutting measures; and the timely receipt of required regulatory approvals, and strategic partner support.

The Company’s actual results could differ materially from those anticipated in the forward-looking statements contained in this News Release as a result of numerous known and unknown risks and uncertainties, including without limitation, the risk that the Company’s assumptions may prove to be incorrect; the risk that additional financing may not be obtainable in a timely manner, or at all, and that the Company may be unsuccessful in its cost-cutting and cost-deferral initiatives; clinical trials may not commence or complete within anticipated timelines or may fail; third party suppliers of necessary services or of drug product and other materials may fail to perform or be unwilling or unable to supply the Company, which could cause delay or cancellation of the Company’s research and development or distribution activities; necessary regulatory approvals may not be granted or may be withdrawn; the Company may not be able to secure necessary strategic partner support; general economic conditions, intellectual property and insurance risks; changes in business strategy or plans; and other risks and uncertainties referred to elsewhere in this News Release, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Certain of these risks and uncertainties, and others affecting the Company, are more fully described in the Company’s latest Form 20-F, in particular under the headings “Forward Looking Statements” and “3.D Risk Factors”, and other reports filed with the Canadian Securities Administrators from time to time at www.sedar.com, and with the U.S. Securities and Exchange Commission at www.sec.gov, and readers are urged to review these. Forward-looking statements are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement should those beliefs, assumptions, opinions or expectations, or other circumstances change, except as required by law.

____________